Whiting Petroleum Corporation

Whiting Oil and Gas Corporation

Whiting US Holding Company

Whiting Canadian Holding Company ULC

Whiting Resources Corporation

1700 Broadway, Suite 2300

Denver, Colorado 80290-2300

June 1, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, Whiting US
Holding Company, Whiting Canadian Holding Company ULC and Whiting
Resources Corporation – Registration Statement on Form S-4 (Registration No. 333-204382)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Whiting Petroleum Corporation, as registrant, and Whiting Oil and Gas Corporation, Whiting US Holding Company, Whiting Canadian Holding Company ULC and Whiting Resources Corporation, as co-registrants, hereby requests that the above-referenced Registration Statement be declared effective at 2:00 p.m., Eastern Time, on June 3, 2015, or as soon as is practicable thereafter.

In connection with requesting acceleration of the effective date of the Registration Statement, the undersigned Registrant hereby acknowledges the following:

• should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

• the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

• the Registrant may not assert comments of the Commission’s staff and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WHITING PETROLEUM CORPORATION

WHITING OIL AND GAS CORPORATION

WHITING US HOLDING COMPANY

WHITING CANADIAN HOLDING COMPANY ULC

WHITING RESOURCES CORPORATION

By:	/s/ James J. Volker
James J. Volker
Chairman, President and Chief Executive Officer